June 24, 2008
Mr. Kevin Vaughn
Mr. Michael C. Volley
Mr. Mark Webb
Mr. David Lyon
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	National City Corporation Preliminary 14A, filed May 12, 2008 Form 10-Q for Period Ended March 31, 2008 Form 10-K for Fiscal Year Ended December 31, 2007 File No. 001-10074
Gentlemen:
Attached to this letter, please find National City Corporation’s response to your comment letter dated June 5, 2008 related to our Preliminary 14A filed May 12, 2008, Form 10-Q for the Period Ended March 31, 2008 and Form 10-K filing for the year ended December 31, 2007.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Preliminary 14A, Form 10-Q, and Form 10-K filings. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216) 222-2262, or Thomas Richlovsky, Treasurer and Principal Accounting Officer, at (216) 222-8063.
Sincerely,
Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer

National City Corporation
Comment Letter dated June 5, 2008
Form 10-K
General
1.	Please provide revised annual financial statements including an updated audit opinion, revised MD&A and an updated description of business in your proxy statement or in a Form 8-K/A. Please be aware that if you elect to present this information in your amended proxy and not in an amended Form 8-K/A, any future registration statements which incorporate by reference the Form 10-K for the year ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008 will need to include the complete revised audited financial statements, Business section, and MD&A.

Response: We filed an 8-K/A containing full annual financial statements, an updated audit opinion, revised MD&A and an updated description of our business on June 20, 2008.

2.	Please revise your segment footnote to more clearly describe the changes you have made to your segment presentation.

Response: A revised segment footnote and MD&A discussion was included in the 8-K/A described above. This disclosure more clearly describes that our segment presentation changed due to the reclassification of our former National Home Equity unit to Parent and Other, consistent with the way this liquidating portfolio is currently managed.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Risk Mitigation Strategies, page 37
3.	Please refer to your response to comment 3 in your letter dated May 12, 2008. Please revise your future filings starting with your next Form 10-Q to disclose how the credit risk or policy rejection factor associated with your mortgage insurance claims is factored into your allowance for loan losses and provision for loan losses.

Response: We will include this disclosure in future filings, starting with our second quarter 10-Q.

4.	In your response to comment 4, you state that pursuant to FFIEC Call Report Instructions you consider insurance proceeds in determining whether to report a nonperforming loan as nonaccrual. Please revise your accounting policy disclosure for determining nonaccrual status in future filings starting with your next Form 10-Q to reflect this fact.

National City Corporation
Comment Letter dated June 5, 2008
Response: We will revise this disclosure in future filings, starting with our second quarter 10-Q.

5.	Please refer to your response to comment 7 in your letter dated May 12, 2008. Please revise your future filings starting with your next Form 10-Q for periods presented to:
a.	quantify the amount of outstanding mortgage insurance claims;

b.	disclose the affect your credit risk mitigation strategies had on the allowance for loan losses, provision for loan losses, charge-offs and recoveries.
Response: We will include this disclosure in future filings, starting with our second quarter 10-Q.

6.	As noted on page 21 of your Form 10-K you record mortgage insurance premiums in non-interest expense. Please tell us how you determined it was appropriate to record insurance premiums in non-interest expense but record insurance recoveries as a reduction of the provision for loan losses. In this regard, we also note your response to comment 6 where you indicate that the lender-paid mortgage insurance was integral to the underwriting, origination and retention of those loans. In light of this fact, please tell us how you considered whether the insurance premium was an incremental direct cost, as defined in SFAS 91 as a cost to originate a loan that both results directly from and is essential to the loan transaction and would not have been incurred had the lending transaction not occurred.

Response: Lender paid mortgage insurance premiums are paid on a monthly basis until loan maturity or payoff. The monthly premium is determined retrospectively based upon the unpaid principal balance of the insured loans, rather than upfront at the time of loan origination. This arrangement is similar to the scope exception for line of credit commitment fees and costs that are determined retrospectively as a percentage of the available but unused portion of the line of credit described in paragraph 8b of SFAS 91. As such, we concluded that these premiums should be expensed as incurred. As the insurance coverage was an integral part of the decision to originate these loans, we concluded that probable insurance proceeds should be deemed part of the cash flows of the loan for purposes of measuring impairment, similar to the treatment of borrower-paid mortgage insurance.

7.	Please revise your future filings starting with your next Form 10-Q to disclose how you amortize the bulk insurance coverage premiums. For example, describe whether it is amortized on a straight-line basis, effective interest method, or some other method. If you do not use the effective interest method, please tell us how you concluded it was more appropriate to use another method. In this regard, we note your response to comment 3 in your letter dated May 12, 2008 where you indicate that the purchase of

National City Corporation
Comment Letter dated June 5, 2008
lender-paid mortgage insurance was an integral part of the business strategy for origination of certain portfolio loans and that you believe that this insurance should be accounted for in a manner consistent with borrower paid mortgage insurance.

Response: We do not have any private mortgage insurance policies where the premium is paid at the inception of the policy. Premiums are paid monthly as noted in our response to comment #6 above.

8.	Please revise your future filings starting with your next Form 10-Q to disclose the following regarding your mortgage insurance arrangements, including under private mortgage insurance (PMI) paid for by the borrower:
a.	the triggers for payment under the mortgage insurance arrangements;

b.	timing of when you submit mortgage insurance claims for each loan type;

c.	the typical time period between the time a claim is submitted and when you receive the mortgage insurance payment;

d.	the extent to which you have experienced refusals or inability to pay under these policies; and

e.	a discussion of the impact of a downgrade of one of the mortgage insurers to include all of the ramifications of the downgrade.
Response: We will include these disclosures in future filings, starting with our second quarter 10-Q.

9.	Please revise your future filings starting with your next Form 10-Q to clarify whether you recognize a receivable from the insurance company separate from the loan balance in any scenario, and if so when. For example, please clarify whether after you foreclose on a property and recognized other real estate owned you continue to recognize as an outstanding residential real estate loan for the probable receivable from the insurance provider, and if so why.

Response: We will include this disclosure in future filings starting with our second quarter 10-Q. When property is obtained in satisfaction of a nonperforming loan, the fair value of the property less anticipated selling costs is recognized in other real estate owned and the pending insurance claim, if any, is recognized as a receivable. As of March 31, 2008, this receivable was $17.7 million. The receivable is regularly assessed for realizability.

National City Corporation
Comment Letter dated June 5, 2008
10.	We note your response to comment 10 in your letter dated May 12, 2008. Please tell us how you determined that your net presentation for probable insurance recoveries (i.e. reduction of the allowance for loan loss and the provision for loan loss) is preferable to a gross presentation (i.e. probable insurance recoveries do not reduce the allowance for loan loss and the provision for loan loss but are recorded as a separate receivable and as a recovery of the charged-off loan).

Response: In paragraph 42 of SFAS 114, the Board concluded that a loan that becomes impaired should be carried at an amount that reflects the present value of all expected future cash flows. We note that this paragraph does not limit the cash flows to those directly received from the borrower. We believe that the recognition and measurement of impairment under SFAS 114 should consider all sources of repayment that were considered in underwriting the loan. These sources of repayment would include collateral arrangements, borrower-paid private mortgage insurance, lender-paid mortgage insurance, guarantees and other credit risk mitigants in place at the time a loan is originated as all of these items affect the loan’s original effective interest rate, which is integral to the measurement of impairment under SFAS 114.

11.	Please revise your future filings starting with your next Form 10-Q to disclose how private mortgagee insurance (PMI) paid for by the borrower is reflected in your allowance for loan losses rollforward. Additionally, please disclose the affect that PMI had on the allowance for loan losses and the provision for loan losses (charge offs and recoveries) for the periods presented.

Response: We will include these disclosures in future filings, starting with our second quarter 10-Q.
Application of Critical Accounting Policies and Estimates, page 49
12.	Please refer to your response to comment 13 in your letter dated May 12, 2008 regarding your definition of the foreseeable future. In your response, you indicate that you have used a working definition of approximately one year as the foreseeable future. However, you also indicate that this may vary depending on the nature and type of loan, which is also consistent with your disclosure on page 65 of your Form 10-K. In future filings starting with your next Form 10-Q, please specifically disclose your working definition of foreseeable future for each type of loan that you hold for investment and explain how your definition is consistent with your budgeting and forecasting process. Additionally, disclose whether you have changed your policy for defining the foreseeable future and the circumstances surrounding any change.

Response: We will expand our disclosure on this subject in future filings, starting with our second quarter 10-Q, along the lines illustrated below:

National City Corporation
Comment Letter dated June 5, 2008
Loans are classified within portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The “foreseeable future” is a management judgment which varies based on type of loan. The “foreseeable future” would normally be considered to be about 3 years for commercial loans and about 1 year for mortgage and other consumer loans. The “foreseeable future” for commercial loans corresponds to our long-term strategic plan time horizon. The foreseeable future for mortgage and other consumer loans corresponds to our annual business plan. Management’s view of the foreseeable future is reassessed each reporting period and may change periodically based on changes in business strategy, financial condition and liquidity, the current economic environment, and related market conditions.

13.	We note that you transferred $7.2 billion of loans from held for sale to held-for-investment during the last half of 2007. Please tell us how you are recognizing income on these mortgages going forward. Please provide us with a numerical example of your accounting. Also, please cite the supporting GAAP literature for your policy. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, please specifically address the accounting for the discount associated with the loans, which arose upon the transfer of the loans from held for sale (where they were carried at the lower of cost or market) to held-for-investment.

Response: Our accounting policy for income recognition on loans transferred to held-for-investment was based upon SFAS 65. Paragraph 6 of SFAS 65 states that any difference between the carrying amount of the loans transferred and the outstanding principal balance shall be recognized as an adjustment to yield by the interest method as set forth in paragraph 18 and 19 of SFAS 91. Paragraph 7 of SFAS 65 states that if the carrying amount of a mortgage loan transferred to held-for-investment is doubtful and the impairment is considered to be other than temporary, the carrying amount of the loan shall be reduced to its expected collectible amount, which becomes the new cost basis. A recovery from the new cost basis shall be reported as a gain only at the sale, maturity or other disposition of the loan.

As a result, a yield adjustment is only recognized for that portion of the discount, if any, that does not relate to credit impairment on the loan. The amount of the discount applicable to credit impairment on the loan is regularly reassessed for adequacy and an allowance for loan losses is established if the estimated credit losses inherent in the loan as of the assessment date is greater than the credit impairment initially recorded upon transfer.

The following example illustrates the application of our accounting policy:

Fair value of loan at date of transfer	$9,000
Carrying value of loan:
Unpaid principal balance	10,000

National City Corporation
Comment Letter dated June 5, 2008

Deferred loan origination cost, net	200
Subtotal	10,200

Fair value writedown recognized at date of transfer	1,200
Credit impairment of loan at date of transfer	900
Noncredit discount	$300
Pursuant to the above example, the carrying value of the loan subsequent to the date of transfer would be $9,000. The noncredit discount of $300 is reflected as a basis adjustment to the principal which would subsequently be accreted into net interest income. For home equity lines of credit, which provide the borrower the ability to make multiple borrowings, such difference is accreted on a straight-line basis over the expected term of the line. For mortgage and home equity loans, accretion occurs over the term of the loan using the interest method to achieve a constant yield. The credit discount of $900 is not accreted into income.

Our policy is to cease accretion of the discount when such loans are placed on nonaccrual. This policy has been applied to all broker-sourced second lien loans and lines. As of March 31, 2008, we had not yet applied this policy to the first and second lien loans originated by our National City Mortgage unit; however, the impact was estimated to be less than $100,000, which was deemed immaterial. We will implement a process to cease accretion on the noncredit discount associated with these nonaccrual loans by June 30, 2008.

14.	Please tell us what the average write-down percentage was for the closed-end second loans and for broker-sourced home equity lines. Additionally, please provide us with data regarding the number of loans in each category that were not written down at all upon the transfer to held-for-investment.

Response: Our average write-down percentage on broker-sourced home equity lines of credit and home equity loans was .31% and .14%, respectively. The actual writedown recognized on each transfer ranged from 0 to 2% depending on the specific attributes of the loans and the transfer date. The table below summarizes the details for each pool of second lien loans and lines of credit transferred to held-for-investment.

Due to disruptions in the market, during the first week of August 2007, management made the decision to cease all new originations of broker-sourced home equity loans and lines and to transfer all uncommitted broker-sourced home equity loans and lines to held-for-investment. A lower of cost or market assessment was performed on this date using a discounted cash flow methodology as there was no observable market for these loans at that time. The estimated fair value of the loans to be transferred was at that time slightly higher than their carrying value; thus, no fair value write-down was required. It is important to note; however, that the fair value of these loans did evidence market deterioration compared to prior periods when such loans were routinely sold at significant premiums to face value. However, the deterioration was not so severe as to result in the aggregate fair value being below our carrying value.

National City Corporation
Comment Letter dated June 5, 2008
Subsequent transfers of second lien loans and lines occurred during the fourth quarter, when management reassessed its intent for loans that fell out of committed trades, as well as nonagency-eligible mortgage loans originated by our National City Mortgage unit. Valuations performed on each of these subsequent transfer dates resulted in writedowns, primarily due to the specific attributes of the loans and updates to model inputs to reflect estimates of current conditions.
($ in millions)

			Unpaid
	Transfer	Number	Principal	Fair Value
Loan Type	Date	of Loans	Balance	Writedown
Home equity lines of credit	8/9/07	53,810	$2,204	—
Home equity loans	8/9/07	25,527	1,942	—
Home equity loans	10/1/07	9,715	672	$.003
Home equity lines of credit	10/31/07	2,269	195	1.6
Home equity loans	10/31/07	273	26	.7
Home equity loans	11/28/07	139	11	.013
Home equity loans	11/30/07	4,566	390	3.5
Home equity lines of credit	11/30/07	3,088	328	6.8
Total		99,387	$5,768	$12.6

	Unpaid
	Principal	Fair Value
Subtotal by Loan Type	Balance	Writedown	% UPB
Home equity lines of credit	$2,727	$8.4	.31%
Home equity loans	3,041	4.2	.14%
Total	$5,768	$12.6	.22%
15.	You state that the average write-down for the $1.1 billion of non-agency eligible mortgage loans valued using the market approach was 16%. This corresponds to approximately $176 million of the total $197 million write-down, resulting in the remaining $6.1 billion of closed-end second loans and broker-sourced home equity lines being marked down by $21 million which corresponds to an average write-down of 0.3%. Based on general industry information included in press reports, second loans and broker- sourced home equity lines are generally considered to have higher credit and other risks as compared to first mortgage loans. Please tell us how you determined that a 0.3% write-down for your second loans and home equity lines was appropriate considering the relative risks and the 16% write-down related to your first mortgage loans.

Response: The risk characteristics of the second lien loans transferred to held-for-investment were very different than those of the first lien portfolio. All else equal,

National City Corporation
Comment Letter dated June 5, 2008
second lien loans typically have higher credit risks than first lien loans; however, this additional risk is offset by these loans bearing a higher interest rate. In this case, the second lien loans which were transferred to held-for-investment were all originated to prime borrowers with an average FICO score of 720. By contrast, a large number of the non-agency first mortgage loans included in the transfer to held-for-investment were alternative documentation loans whose borrowers would typically be of lower credit quality.

As there was no observable market for second lien loans and lines of credit at the time of transfer, we utilized a discounted cash flow model to estimate the fair value of these loans in accordance with the Center for Audit Quality’s White Paper on “Measurements of Fair Value in Illiquid (or Less Liquid) Markets”. As described in our letter dated May 12, 2008, each of the inputs and assumptions to the model considered how a market participant would value these loans in current environment. For example, Moody’s loss curves were utilized to project cumulative lifetime credit losses rather than our actual credit loss data. There were no observable market indicators to assess the reasonableness of the resulting fair value. However, compared to trades completed earlier in the year, the loans transferred on August 9, 2007, evidenced a decline in fair value of approximately 200 basis points.

With respect to non-agency mortgage loans, there was a limited secondary market for such loans. As such, we utilized available market prices to determine the fair value of these loans at each transfer date. The first component of the market value of these loans was published market prices for agency-eligible loans with similar terms. The second element of the valuation was to determine the discount that should be applied to a non-agency eligible product considering the nature of the loan and any identified deficiencies in the loan. Since we had no recently completed sales at the time of these transfers, we utilized market participants’ views on the discount to be applied to agency pricing which was derived from a recent auction bid from four market participants. The markdown table shown in response #14 in our letter dated May 12, 2008 summarizes the discounts applied based on loan characteristics.

16.	You state that non-agency eligible mortgage loans without a defect were not marked down. Please tell us whether you obtained market data related to non-agency eligible mortgage loans without deficiency characteristics that supported that they were trading at par value. In this regard, we note your disclosure in response to comment 12 that number of potential buyers of loans was significantly reduced or went to zero, that there was higher “trade fallout,” and buyers abandoned or rescinded committed but unsettled trades. Tell us how you concluded that some no liquidity discount was necessary for these loans.

Response: All non-agency eligible mortgage loans were marked to estimated fair value based on current market conditions at the date of transfer, including performing loans with no specifically identified deficiency. Performing loans without an identified deficiency received a 5% discount to current market prices for agency mortgages as shown in the category described as “other” in the markdown table. This discount was

National City Corporation
Comment Letter dated June 5, 2008
derived from the market participant indicative bids, which implicitly included a liquidity discount. We believe that this markdown was representative of market pricing as of each date of transfer, recognizing the relative illiquidity of the market, based on conversations with other market participants.

17.	You state that the secondary market was functioning, albeit sporadically and at severely reduced volumes and prices. Please tell us why you believe your non-agency eligible mortgage loans without a defect should not be written-down and your closed-end second loans and broker-sourced home equity lines should have a very small write-down considering your statement that the market was trading at severely reduced prices.

Responses: As discussed in our response to #16, all non-agency eligible mortgage loans, closed end second loans and broker-sourced home equity lines were written down to estimated fair value at the date of each transfer. As noted above, all non-agency eligible mortgage loans, even loans without a defect, were written down to estimated fair value; there were no non-agency eligible mortgage loans that were not written down.

To clarify our prior statement regarding closed end second loans and lines of credit, these loans were trading at reduced volumes and prices compared to the prior market conditions when such loans were typically sold at a premium to their face value. In the twelve months ending June 30, 2007, we realized gains on sale of home equity product ranging from 2.32% - 3.50%. During the third quarter of 2007, realized gains on sales of home equity loans and lines were 3.5% and 2.89%, respectively. The profitability of this product was significantly reduced with the market downturn beginning in August 2007. While the fair value writedown was small in comparison to the carrying value of these loans, we estimate that $350 million of home equity pre-tax profits were foregone relative to comparable sales in preceding months.

18.	Please provide the specific information and the analysis on which you relied to conclude that the bid information you received in September 2007 was indicative of the market conditions at the time of your non-agency eligible mortgage loan transfers in October, November and December 2007. For example:
a.	Tell us whether you tried to obtain bids subsequent to that date and could not. If so, tell us how you concluded it was appropriate to continue to use the September 2007 bids when it would appear that this was not the price buyers were willing to pay for the loans, given the inability for you to obtain quotes.

b.	To the extent there were no bidders in the market, please tell us how you concluded it was not necessary to take a liquidity adjustment in determining the fair value for loans transfers in October through December.

c.	Please tell us whether the loans for which you received the bids in September 2007 were ultimately sold at the bid price, and if so, when. If not, please tell what price was ultimately realized, or why the transaction did not close.

National City Corporation
Comment Letter dated June 5, 2008
Response: None of the loans subject to the September 2007 bids were sold. We did not attempt to seek any subsequent bids due to the decision to transfer all uncommitted and/or nonsalable non-agency eligible mortgage loans to held-for-investment. The bids used were the most credible, and effectively, the only external estimate of fair value that was available to us at the time of transfer.

19.	Please tell us if any of the closed-end second loans and broker-sourced home equity lines had any of the deficiency characteristics that you used to determine the write-down for non-agency eligible mortgage loans.

Response: Generally speaking, no. Closed-end second loans and lines of credit are subject to a different and less complex underwriting process than first lien mortgages. As such, they typically would be less subject to underwriting deficiencies. While some of these loans had been rejected from prior trades due to deficiencies, we historically have been able to cure a large percentage of these documentation deficiencies.

20.	Your representative markdown table generally indicates the largest and most pervasive markdown percentage were for second mortgages. Considering this fact, please tell us how you determined it was reasonable to only take a very small-write down on your closed-end second loans.

Response: The markdown table was derived from the September 2007 bid which included less than $1 million of second lien mortgage loans. More importantly, all of the second lien mortgages in the bid were nonperforming and/or had documentation deficiencies. In contrast, the second lien loans transferred to held-for-investment were mainly performing loans with no deficiencies. As a result, the bid information was not a relevant indicator of fair value of the $5.7 billion of closed end second loans and lines of credit transferred to held-for-investment. We believe our writedown was reasonable as second lien mortgage loans with deficiencies would sell at a substantial discount to otherwise similar loans with no deficiencies.

21.	Please tell us how you ensured that the assumptions used in your internally derived inputs (lifetime losses, funding structure, etc.) were updated for current market conditions. For example, how did you ensure that lifetime loss assumptions were updated for the effect of recent housing price declines?

Response: The assumptions used in our valuation were updated at the time of each transfer to be consistent with assumptions that we believed market participants would make to historical data in determining each of the key inputs to the discounted cash flow model in light of current market conditions.

National City Corporation
Comment Letter dated June 5, 2008
Specifically, with respect to lifetime credit losses, we utilized Moody’s credit loss curves to project future losses, which were well above our then-current experience. Given the market conditions at the time, we believed that market participants would give more weight to external data than actual losses on our portfolio. We further observed that Moody’s credit loss curves obtained in early August had deteriorated in comparison to just a few weeks earlier in July. Accordingly, the market’s heightened concerns about credit losses on this product appeared to be factored into Moody’s analysis. For subsequent transfers completed in the fourth quarter of 2007, we obtained and utilized updated Moody’s credit loss curves for our internal valuation.

We also considered current market conditions in selecting prepayment speeds. Prepayments on home equity loans and lines of credit originated in 2007 were historically high as borrowers could refinance easily. However, our historical prepayment speeds on loans originated in 2005 and 2006 were slower. Our view of the market, which we believed would be consistent among market participants, was that prepayment speeds would slow in future periods as a borrower’s ability to refinance would be more limited. Accordingly, we utilized a prepayment speed more aligned with our 2005 -2006 originations than with subsequent originations. We believe market participants would make similar adjustments based on then-current market conditions.

We also considered the changing funding markets in estimating the buyer’s funding costs. Credit spreads were estimated based upon then-current market conditions for a buyer with a credit rating comparable to National City.

Finally, we increased the discount rate that would be ordinarily be applied by market participants due to increased uncertainty in the expected cash flows of the assets and the general imbalance between buyers and sellers (i.e. illiquidity). Historically, we inferred discount rates utilized by buyers of our home equity product in the range of 12-15%. We added 200 basis points to the high end of this range to reflect the higher rate that would likely be required by market participants in the current environment, which was more uncertain with respect to anticipated cash flows, and which was obviously less liquid than was previously the case.

22.	Please tell us how you determined that the 2% risk premium added to the discount rate because of worsening consumer credit and as a result of the sustained stress in the housing sector was appropriate.

Response: Historically, we have inferred the discount rates applied by buyers of our home equity product to be in the range of 12-15%. We utilized a discount rate of 17% in our discounted cash flows model representing the high end of that range plus 2%. However, expressed another way, the increase in the discount rate compared to prior transactions was two to five percentage points, which corresponds to a discount rate 13 to 41 percent higher than prevailed in the market just a few months earlier. We felt that this increase appropriately reflected market participants’ uncertainty about consumer credit as well as illiquidity in the market. In conjunction with the transfers completed in August, we further performed sensitivity analysis of the rate, up to and including a 25%

National City Corporation
Comment Letter dated June 5, 2008
discount rate, which did not result in the fair value of the loans falling below their carrying value.

23.	Please tell us how you factored in the severe illiquidity in the second loan and home equity line of credit market in your discounted cash flow analysis.

Response: As discussed in response #22 above, illiquidity in the market was incorporated into the premium added to the discount rate.

24.	Please provide us the specific dates and other facts and circumstances related to the $800 million in trades of equity lines and loans consummated around the time of your closed-end second loans and broker-sourced home equity lines transfers. Provide us the specific information and analysis on which you relied to determine that this information was not indicative of market conditions at the time of your transfers. For example, tell us how you knew that the purchase price was not renegotiated before closing. Additionally, please provide us an estimate of what the increase or decrease to the write-down would have been if you had used this information to value your securities at the date of the transfer.

Response: We completed the sale of approximately $500 million of home equity lines of credit during the period November 28, 2007 to December 12, 2007 and $300 million of home equity loans on November 21, 2007. Countrywide was the counterparty on all of these trades. Countrywide entered into a series of binding commitments to purchase these loans beginning in February 2007 which established the purchase price. These transactions were originally scheduled to close throughout the second quarter and third quarters. The actual completion of these trades was delayed by several months. The base purchase price from the original commitment was not renegotiated prior to the closing. However, the initial terms provided for a reduction to the base purchase price for any delays in closing the transaction as the value of these loans declines with the passage of time as there are fewer interest payments for the buyer to receive.

The actual loss realized on sale of the home equity lines of credit was approximately $3.3 million, or .66% of the principal amount. The actual loss realized on sale of the home equity loans was approximately $703,000, or .23% of the principal balance. You requested that we provide an estimate of the increase or decrease to our write-downs if we had used subsequent trades to value the loans transferred to held-for-investment. Utilizing this subsequent data, the fair value of $2.7 billion home equity lines of credit transferred in August, October and November would have been $10 million lower and the fair value of $3 billion of home equity loans transferred in these same periods would have been $3 million lower. We believe that these fourth quarter trades further support the overall reasonableness of the methods we utilized to estimate fair value in an illiquid and largely non-functioning market.

That said, SFAS 157 requires that fair value be measured for a particular asset, using its specific attributes, on a specific date. Our valuation process complied with this principle

National City Corporation
Comment Letter dated June 5, 2008
using the best available market or market-based information on each date of transfer. Prices achieved by ourselves or other market participants, on trades completed at later dates, would be influenced by different loan attributes, specific market conditions at the time, and changes in market participants’ views of the credit or economic outlook.

25.	Tell us whether you have recorded an allowance on any of these loans subsequent to the transfer to held-for-investment. If so, please tell us the category of the loans and the amount and timing of the allowance recorded.

Response: All loans held-for-investment, including loans formerly held for sale, are included in our quarterly assessment of the allowance for loan losses. We recorded a provision for loan losses on these loans at the end of the quarter subsequent to their transfer to held-for investment as follows:

($ in millions)	1Q08	4Q07
Home equity lines of credit	$209	$101
Home equity loans	170	89
Nonagency-eligible mortgage loans	6	2
Total	$385	$192
As of March 31, 2008, the allowance for loan losses associated with loans transferred to held-for-investment was $472 million.

The provision for loan losses for home equity lines and loans in the first quarter of 2008 and the fourth quarter of 2007 was driven by rapid and significant further deterioration in the credit quality of these assets, as well as further deterioration in the environment, subsequent to their transfer date. The following table summarizes the credit trends in our entire broker-sourced home equity portfolio, inclusive of the transferred loans.

($ in millions)	3/31/08(A)	12/31/07	9/30/07	6/30/07
Net charge-offs	$122	$52	$28	$9
Past due	198	298	166	54
Nonaccrual	151	24	17	2

(A)	Effective March 31, 2008, we reclassified $132 million of past due home equity loans and lines of credit to nonaccrual.

The provision for loan losses for nonagency-eligible mortgage loans is not significant. However, this portfolio has also experienced further deterioration in credit trends. The following table summarizes credit trends in our entire mortgage loan portfolio:

($ in millions)	3/31/08(A)	12/31/07	9/30/07	6/30/07
Net charge-offs	$326	$107	$51	$33
Past due	953	832	974	684
Nonaccrual	383	162	126	108

(B)	Effective March 31, 2008, we reclassified $76 million of past due mortgage loans to nonaccrual.

National City Corporation
Comment Letter dated June 5, 2008
The valuations we performed on loans transferred to held-for-investment followed the principles of SFAS 157 and the guidelines set forth in the Center for Audit Quality’s white paper on “Measurements of Fair Value in Illiquid (or Less Liquid) Markets”. We utilized the best available information, including Moody’s credit loss curves, to estimate a market participant’s view of values as of each measurement date. However, we recognize that actual credit losses incurred to date on these loans subsequent to their transfer have exceeded our initial expectations. From the media reports on this subject and from conversations we have had with other market participants, it is clear that industry wide credit losses have also exceeded earlier expectations. As new data became available, we utilized it in estimating probable credit losses inherent in the portfolio. Nonetheless, it is still quite challenging to forecast future credit losses on these loans as the environment continues to change rapidly.
Signature Page
26.	As previously requested, please identify the principal accounting officer or person serving in that capacity.

Response: On June 16, 2008, we filed a 10-K/A with a revised signature page which identifies Thomas A. Richlovsky as our principal accounting officer.
Form 10-Q for the Period Ended March 31, 2008
Interim Financial Statements
Note 19, Commitments, Contingent Liabilities, Guarantees, and Related Party Transactions, page 40
27.	We note your disclosure on page 43 that as of March 31, 2008, you held $330 million of variable rate demand obligations (VRDOs) that were backed by letters of credit or standby bond purchase agreements issued by one of your subsidiaries. We also note your disclosure that you have classified these securities in your trading portfolio with a fair value equal to the par value. In light of the illiquidity in the market, and the fact that you are holding these securities in your portfolio since you were unable to remarket them to other investors, please tell us how you concluded that the fair value of these securities was equal to par.

Response: These securities are structured to trade at par. They bear a variable rate of interest which is reset weekly based upon a published market index, credit spreads of the guarantor, and general market liquidity conditions. All of these securities are credit enhanced by a letter of credit or standby bond purchase agreement issued by National

National City Corporation
Comment Letter dated June 5, 2008
City Bank, our principal banking subsidiary. For a large number of these securities, Nat City Investments, our broker dealer subsidiary, serves as the remarketing agent. The terms of the remarketing agreement require that the interest rate be reset so the securities trade at par. Historically, we have been able to readily resell these securities in a short time frame. During the first quarter of 2008, there was a more limited number of buyers for these securities. National City Bank and Nat City Investments elected to purchase certain of these securities and continue remarketing efforts, rather have these securities put back to the issuer. At March 31, 2008, we held $330 million of these securities in our trading portfolio, of which $255 million have been subsequently resold at par. The remaining $75 million of securities are all expected to be sold at par.

28.	Please tell us how you are accounting for your obligation under the letters of credit and standby bond purchase agreements. Specifically, please tell us whether these obligations are guarantees under FIN 45 and derivatives under SFAS 133. Additionally, please tell us whether you made any adjustment to the value under this contract upon your performance under the agreement. Specifically, upon your performance under the agreement, it would appear you would hold securities are subject to a put feature that allows the holder of the security to tender the bonds to the remarketing agent, which is your subsidiary. As a result, please tell us whether you believe that this results, in effect, a guarantee of your own performance.

Response: The Bank’s obligation under these letters of credit and standby bond purchase agreements do not qualify as derivatives under SFAS 133. These contracts do not require or permit net settlement which is a necessary element to be deemed a derivative instrument under SFAS 133.

The Bank’s obligations under these contracts qualify as guarantees under Paragraph 3(a) (1) of FIN 45. Under both of these arrangements, the Bank has guaranteed the issuer’s obligation to repurchase any tendered bonds. At inception, the liability is valued at the premium received. Thereafter, these arrangements are subject to our normal credit review process for unfunded commitments. This assessment considers the probability of funding the arrangement, the counterparty’s credit risk, and illiquidity in the market for sale of these securities. The liability is adjusted to the larger of the initial value or the probable credit loss.

We do not view these contracts as guarantees of our own performance. Nat City Investments serves as an agent to facilitate the resale of these securities so that the issuer can fulfill its contractual obligation to repurchase any tendered bonds. Nat City Investments has not provided any guarantee about its ability to remarket the bonds or the market price to be realized upon resale. As remarketing agent, Nat City Investments is only required to use its best efforts to resell the bonds at par.

29.	We note your disclosure that borrower credit risk associated with any credit enhancements are provided for through the allowance for losses on lending related

National City Corporation
Comment Letter dated June 5, 2008
commitments. Please tell us the amount provided for as of March 31, 2008 and December 31, 2007.

Response: When a counterparty draws on a letter of credit or standby bond purchase agreement, we recognize a loan on our balance sheet which would then subject to our normal credit review process. There were no outstanding loans related to these arrangements at either March 31, 2008 or December 31, 2007. As such, no allowance for loan losses was required. As discussed above, probable credit losses for unfunded commitments are included in other liabilities.
Schedule 14A
Background to the Proposals, page 7
30.	Please describe, in reasonable detail, the range of “potential financing and other alternatives,” considered by the Board, and explain why it chose this transaction.

Response: The disclosure in the Background to the Proposals section of the proxy statement will be revised in response to this Comment. We expect to file the revised proxy statement in the near future.